UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of ENTERGY ARKANSAS, INC. File No. 70-7571 Public Utility Holding Company Act of 1935	: : : : : :	CERTIFICATE PURSUANT TO RULE 24

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Arkansas, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 20, 1988, July 7, 1989, January 24, 1996, and August 22, 2000.

On October 30, 2003, the Company executed a Consent consenting to the execution by River Fuel Trust #1 (the "Trust") of a Credit Agreement, dated as of October 30, 2003 (the "Credit Agreement"), among the Trust, The Bank of New York, as Administrative Agent, and the various Lenders parties thereto. The Company also executed Supplemental Instructions to The Bank of New York (as successor to United States Trust Company of New York), as Trustee (the "Trustee") pursuant to the Trust Agreement, dated as of December 20, 1988, among JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as Trustor, the Trustee and the Company, as beneficiary, authorizing the Trustee to cause the Trust to enter into the Credit Agreement.

Attached hereto and incorporated by reference are:

        Exhibit B-1(g) - Consent pursuant to Fuel Lease.

        Exhibit B-2(g) - Supplemental Instructions pursuant to Trust Agreement.

        Exhibit B-4(g) - Credit Agreement

Defined terms used herein and not otherwise defined shall have the meanings ascribed to them in the Application.

IN WITNESS WHEREOF, Entergy Arkansas, Inc. has caused this certificate to be executed this 7th day of November, 2003.

ENTERGY ARKANSAS, INC.
By:	/s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer